CONSENT OF AUTHOR

Peter Beaudoin
1020-800 West Pender Street
Vancouver BC V6C 2V6
Email: peterb@hdgold.com

US Securities and Exchange Commission

I, Peter Beaudoin, P.Eng., certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Northern Dynasty Minerals Ltd. contains any misrepresentation of the information contained in Technical Report on the “Preliminary Assessment of the Pebble Gold-Copper-Molybdenum Project, Alaska, USA” dated November 2004.

I do hereby consent to the filing with the regulatory authorities.

Dated this 30th day of March, 2006.

/s/ Peter Beaudoin

Peter Beaudoin, P.Eng.